Result of Shareholder Votes
The Annual Meeting of Shareholders of the Trust was held on April 4, 2012.  Common shareholders voted on the election of Trustees.

With regards to the election of the following Trustees by common shareholders of the Trust:

                                      # of Shares In Favor         # of Shares Withheld

Roman Friedrich III15,985,057                223,565
Ronald A. Nyberg  16,015,289                    204,058

The other Trustees of the Trust whose term did not expire in 2012 are Randall C. Barnes, Ronald E. Toupin, Jr., Robert B. Karn III and Donald C. Cacciapaglia.